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                                                                    EXHIBIT 99.4
                            [Health Care REIT Logo]


F O R   I M M E D I A T E   R E L E A S E


                                                   May 9, 2002
                                                   For more information contact:
                                                   Ray Braun (419) 247-2800
                                                   Mike Crabtree (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                   PRICING OF 3,000,000 SHARES OF COMMON STOCK
                               AT $28.00 PER SHARE


Toledo, Ohio, May 9, 2002..........HEALTH CARE REIT, INC. (NYSE/HCN) announced that it has successfully priced a public offering of 3,000,000 shares of common stock at $28.00 per share for gross proceeds totaling $84 million. The company will now have a total of 37 million shares outstanding. It is anticipated that closing and delivery will occur on Tuesday, May 14, 2002.

The underwriters for the offering were Deutsche Bank Securities Inc., UBS Warburg, Legg Mason Wood Walker Incorporated and Raymond James. The company has granted the underwriters an option for thirty days to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any.

The net proceeds of the offering will be used to repay borrowings under the company's revolving line of credit arrangements and to invest in additional health care properties.

"We have made great strides in building a pipeline of solid new investments," commented George L. Chapman, chairman and chief executive officer. "This equity offering demonstrates the capital markets' confidence in our ability to execute our investment program and create value for our investors."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily skilled nursing and assisted living facilities. At March 31, 2002, the company had investments in 226 health care facilities in 34 states and total assets of approximately $1.4 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements concern the possible expansion of our portfolio; the performance of our operators and properties; our ability to obtain new viable tenants for properties which we take back from financially troubled tenants, if any; our ability to make distributions; our policies and plans regarding investments, financings and other matters; our tax status as a real estate


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investment trust; our ability to appropriately balance the use of debt and equity; and our ability to access capital markets or other sources of funds. When we use words such as "believes," "expects," "anticipates," or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including: the status of the economy; the status of capital markets, including prevailing interest rates; compliance with and changes to regulations and payment policies within the health care industry; changes in financing terms; competition within the health care and senior housing industries; and changes in federal, state and local legislation. Finally, we assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

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